Paul, Hastings, Janofsky & Walker LLP Park Avenue Tower 75 East 55th Street First Floor New York, NY 10022 telephone 212-318-6000 • facsimile 212-319-4090 • www.paulhastings.com

(212) 318-6906

michaelzuppone@paulhastings.com

September 28, 2007

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Attention: Ms. Celeste Murphy

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Dear Ms. Murphy:

On behalf of our clients Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC (collectively, “Dubai World”), set forth below is our response to comments received from the staff of the Commission (the “Staff”) in a letter dated September 27, 2007 with respect to the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2007, as amended by Amendment No. 1 filed with the Commission on August 28, 2007 and Amendment No. 2 filed with the Commission on September 25, 2007 (collectively, the “Schedule TO”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule TO-T, Item 10

1.      As discussed with you and your colleagues in several telephone conversations over the last several weeks, we continue to have concerns about the need to provide financial statements for these bidders pursuant to Item 10 of Schedule TO. We are continuing to review and discuss your supplemental analysis on this point provided in your response letters. Please amend your disclosure to include more complete financial information about the bidders, including, but not necessarily limited to the following:

•     A discussion of the capitalization of Infinity World Investments LLC and the plans for its future capitalization in association with this offer and the discussion that Dubai World is its parent and its capitalized status;

•     A statement about what financial information is or is not available;

•     A statement that while you might not agree that financial statements are material, you are providing information to shareholders about the bidders’ financial condition;

Ms. Celeste Murphy

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 28, 2007

•	A statement that you have or do not have, as applicable, consolidated financial statements, balance sheets or income statements;

•	A description of the accounting standards used in your financial information;

•

A description of the investment activity of Dubai World and the other bidders, including other investments held; a description of the bidders’ participation (e.g., active, setting policy, etc.) in the operating and financial management of other investments, valuation methods used for investments, etc. Inclusion of the information from your supplement of yesterday, September 26, 2007, with a description of financial information more specific than “not less than . . .”;

•	A statement of liabilities of Dubai World and the other bidders.

In your response please state that the information being provided to shareholders is all the information available.

Response:    As requested, Dubai World will file an amendment to the Schedule TO and disclose in a supplement to the offer to purchase to be disseminated to MGM MIRAGE stockholders the following information concerning Dubai World and the other bidders:

While we do not believe that the financial condition of Dubai World and its subsidiaries, Infinity World (Cayman) L.P (“Infinity Cayman”) and Infinity World Investments LLC, the Purchaser in the Offer, are material to your decision whether to tender Shares in the Offer, we are providing you the following financial and other information regarding Dubai World and these two subsidiaries.

Dubai World is a decree entity of the Government of Dubai and 100% owned by the Government of Dubai. Dubai World was established in March 2006 to serve as a holding company that manages and supervises a previously-established diverse portfolio of businesses, investments and projects of the Government of Dubai. These include: Istithmar World, a leading investor in the consumer, financial services, industrial and real estate sectors (and which purchased Barneys New York); Nakheel PJSC, a leading project development firm with 16 major projects under development around the world, including the Palm Islands and the World Islands in Dubai; and DP World, a leader in international marine operations and

Ms. Celeste Murphy

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 28, 2007

development, logistics and related services, and the operator of 42 marine terminals in 22 countries. Other investments include Economic Zone World, Dubai Dry Docks World, Dubai Multi Commodity Center, Limitless World and Dubai Maritime City.

Dubai World’s long term investment activity includes minority equity investments for which it often obtains board representation commensurate with the size of its investment allowing it to participate in but not control decision-making of the enterprise in which it has invested, joint venture investments in enterprises Dubai World jointly controls and/or for which it obtains special major decision approval rights and the acquisition of 100% ownership of businesses and properties which it controls and operates.

Under the laws of Dubai, Dubai World is not required to, and does not currently, maintain and accordingly does not have available, consolidated financial statements, balance sheets or income statements of Dubai World. However, based on Dubai World’s unaudited pro forma consolidated combined financial information, at December 31, 2006, Dubai World had total consolidated combined assets of approximately $65,000,000,000 and total consolidated combined equity of approximately $29,800,000,000, and for the 12-month period ending on December 31, 2006, total consolidated combined revenues for Dubai World were approximately $94,000,000,000, resulting in total consolidated combined net income of approximately $1,000,000,000. The foregoing pro forma consolidated combined financial information represents Dubai World’s good faith estimates of such information, but has not been audited, reviewed or compiled by Dubai World’s independent accounting firm, nor has such information been prepared in accordance with an established body of accounting standards and uniform accounting policies.

Infinity Cayman and the Purchaser are newly-formed wholly-owned indirect subsidiaries of Dubai World. Infinity Cayman has to date engaged in no business activities other than in connection with the organization of the Purchaser and Infinity World Development Corp, a corporation formed to acquire a 50% ownership interest in the joint venture that will own and operate the CityCenter project. The Purchaser has to date engaged in no business activities other than in connection with the Offer and the Company Stock Purchase and Support Agreement. Both Infinity Cayman and the Purchaser have not been capitalized by Dubai World to date and therefore have no assets. Dubai World will capitalize the Purchaser only to

Ms. Celeste Murphy

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 28, 2007

the extent necessary to fund the purchase of Shares to be purchased in the Offer and pursuant to the Company Stock Purchase and Support Agreement, and does not expect to capitalize separately Infinity Cayman since it is expected to serve as a holding company. Following consummation of the Offer, it is expected that Infinity Cayman will own no assets other than the entire equity interests in the Purchaser and Infinity World Development Corp, and the Purchaser will own no assets other than the Shares purchased by it. Neither Infinity Cayman, nor the Purchaser have any liabilities and following consummation of the Offer, it is expected that they will not have any liabilities other than, in the case of the Purchaser, those incurred in connection with any financing obtained to fund the purchase of Shares.

We advise the staff that no other financial information is available except unaudited pro forma combined consolidated cash and cash equivalents, total net debt, pre-tax profit and EBITDA information which we submit is not necessary to fully inform stockholders since Dubai World proposes to disclose the combined consolidated equity and net income information set forth above.

Prior Comments

As requested by you in our telephone conversation yesterday, we confirm that the financing arrangements which were the subject of the response to Comment No. 4 in our September 20, 2007 response letter remain undocumented as the parties are still engaged in ongoing negotiations of the definitive documentation.

Ms. Celeste Murphy

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 28, 2007

On behalf of Dubai World, we respectfully request the Staff’s review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments to the undersigned at (212) 318-6906 or Giovanni Prezioso at (202) 974-1650 and Daniel S. Sternberg at (212) 225-2630.

Sincerely,

/s/ Michael L. Zuppone
Michael L. Zuppone of PAUL, HASTINGS, JANOFSKY & WALKER LLP
MLZ:mld

cc:	Martin L. Edelman
Robert R. Carlson
Carl R. Sanchez

September 28, 2007

Ms. Celeste Murphy

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	MGM MIRAGE
Schedule TO-T filed on August 24, 2007 by Dubai World, Infinity World (Cayman) L.P.,
and Infinity World Investments LLC
SEC File No. 5-40054

Dear Ms. Murphy:

In connection with the response letter dated September 28, 2007 and any future response letters to you from our legal counsel, Paul, Hastings, Janofsky & Walker LLP, we hereby acknowledge that:

1.	each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (“SEC”) on August 24, 2007, as amended by Amendment No. 1 to the Tender Offer Statement filed on August 28, 2007 with the SEC, by Amendment No. 2 to the Tender Offer Statement filed on September 25, 2007 with the SEC and by Amendment No. 3 to the Tender Offer Statement, which is expected to be filed with the SEC on or about October 1, 2007, by Dubai World, a Dubai, United Arab Emirates government decree entity (collectively, the “Filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	none of the undersigned may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signatures follow]

Each of the undersigned has executed the above acknowledgements as of the date first written above.

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity

/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership

By: Infinity World (Cayman) Holding Its: General Partner

/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary